UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This Form 6-K includes a version of the Registrant’s unaudited results for the third quarter ended 27 September 2013 and the nine months ended 27 September 2013 that has been modified for purposes of updating registration statements filed by the Registrant on Form S-8 on June 26, 2009 (No. 333-160246), October 1, 2009 (No. 333-162255), September 7, 2011 (No. 333- 176706), August 6, 2012 (No. 333- 183089), November 2, 2012 (No. 333- 184728), May 7, 2013 (No. 333-188399) and July 30, 2013 (333-190242), and subsequently filed registration statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next succeeding annual report on Form 20-F (collectively, the “Registration Statements”). This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statements. The original earnings release was furnished on Form 6-K; this modified version of the earnings release is not intended to supersede the original earnings release.

EXHIBITS

Exhibit No.	Description

1.1	Form S-8 conformed version of the CSR plc unaudited results for the third quarter ended 27 September 2013 and the nine months ended 27 September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 8, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary